Exhibit 11


                    ARGUSS HOLDINGS, INC.

               STATEMENT REGARDING COMPUTATION
                    OF PER SHARE EARNINGS



                                            Three Months Ended
                                      March 31, 1998  March 31, 1997

Net Income <Loss>                          ($773,000)     $618,000

Weighted Average Common Shares
  Outstanding - Basic                     10,361,000     7,271,000

Stock Options and Warrants                         -       225,000
Weighted Average Common Shares
  Outstanding - Diluted                   10,361,000     7,496,000

Net Income <Loss> Per Share - Basic           ($.07)          $.09

Net Income <Loss> Per Share -
Diluted                                       ($.07)          $.08